OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Galaxy Nutritional Foods, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36317Q104

(CUSIP Number)

Leonard, Street and Deinard, P.A. Attn: Mark S. Weitz, Esq. 150 South Fifth Street, Suite 2300 Minneapolis, MN 55402 612-335-1500	Mill Road Capital, L.P. Attn: Thomas E. Lynch Two Sound View Drive, Suite 300 Greenwich, CT 06830 203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36317Q104	13D	Page 2 of 15 Pages

1.	Names of Reporting Persons. Galaxy Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 13,811,120
8. Shared Voting Power
9. Sole Dispositive Power 13,811,120
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,811,120
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36317Q104	13D	Page 3 of 15 Pages

1.	Names of Reporting Persons. Timothy S. Krieger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 13,811,120 (1)
9. Sole Dispositive Power
10. Shared Dispositive Power 13,811,120 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,811,120 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents or includes 13,811,120 shares held by Galaxy Partners, L.L.C. (“Galaxy Partners”). Timothy Krieger is a member and the sole manager and governor of Galaxy Partners, and as such may be deemed to have shared voting and dispositive power of the shares held by Galaxy Partners.

CUSIP No. 36317Q104	13D	Page 4 of 15 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 559,608
9. Sole Dispositive Power
10. Shared Dispositive Power 559,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 5 of 15 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 559,608
9. Sole Dispositive Power
10. Shared Dispositive Power 559,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 6 of 15 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 559,608
9. Sole Dispositive Power
10. Shared Dispositive Power 559,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 7 of 15 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 559,608
8. Shared Voting Power
9. Sole Dispositive Power 559,608
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 8 of 15 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 559,608
8. Shared Voting Power
9. Sole Dispositive Power 559,608
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36317Q104	Page 9 of 15 Pages

This Amendment No. 2 (this “Amendment”) to the joint statement on Schedule 13D relating to the common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation, initially filed by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by Galaxy Partners, L.L.C. and Timothy Krieger on December 31, 2008 (“Amendment No. 1”) with respect to the Initial Filing (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 1 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Issuer”). As of January 31, 2009, the principal executive offices of the Issuer were located at 5955 T.G. Lee Boulevard, Suite 201, Orlando, Florida 32822. On January 21, 2009, the Issuer reported that after it vacates its 5955 T.G. Lee Boulevard offices, the lease for which was scheduled to expire on January 31, 2009, the Issuer intends to move its principal executive offices to newly rented office space located at 6280 Hazeltine National Drive, Orlando, Florida 32822.”

2.	Item 2 of the Schedule 13D shall hereby be amended by deleting the first paragraph of Amendment No. 1 and adding the following:

“(a) This Statement is being filed by Galaxy Partners, L.L.C., a Minnesota limited liability company (“Galaxy Partners”), Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Goldman and Scharfman (each, a “Manager” and, collectively, the “Managers”) are the management committee directors of the GP, which is the sole general partner of the Fund. By virtue of their positions, each of the Managers has shared power to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is Two Sound View Drive, Suite 300, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company, which provides advisory and administrative services to the GP and is located at Two Sound View Drive, Suite 300, Greenwich, CT 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 36317Q104	Page 10 of 15 Pages

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.”

3.	Item 3 of the Schedule 13D shall hereby be amended by adding the following:

The Reporting Persons estimate that the total amount of funds required to purchase all shares of Common Stock pursuant to the Offer and the Short-Form Merger will be approximately $9.74 million. MW1 LLC intends to provide Purchaser (as defined below) with sufficient funds to acquire all of the outstanding Common Stock pursuant to the Offer and the Short-Form Merger.

MW1 LLC will provide Purchaser with these funds if and when Galaxy Partners, the Fund and certain other individuals enter into a mutually acceptable limited liability company operating agreement for MW1 LLC, pursuant to which the Fund will contribute to MW1 LLC the funds necessary to facilitate the purchase of, and payment for, Common Stock tendered pursuant to the Offer. The Fund has sufficient cash to pay for all of the shares of Common Stock tendered in the Offer and to consummate the Short-Form Merger.

4.	Item 4 of the Schedule 13D shall hereby be amended by adding the following:

“Galaxy Partners and the Fund, through Andromeda Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of MW1 LLC, intend to commence a cash tender offer to purchase all of the issued and outstanding shares of Common Stock of the Issuer at a purchase price of $0.36 per share (the “Offer”). MW1 LLC is a Delaware limited liability company, the sole member of which, as of the date of this Amendment, is the Fund. Galaxy Partners anticipates becoming a member of MW1 LLC prior to the expiration date of the Offer.

If the Offer is consummated and Purchaser thereby acquires at least 90% of the then outstanding shares of Common Stock, Purchaser will immediately be merged with and into the Company (the “Short-Form Merger”), with the Company surviving as a wholly owned subsidiary of MW1 LLC.

The Offer will be conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration date of the Offer a number of shares of Common Stock that, together with any shares of Common Stock then owned by Purchaser, represents at least 90% of the outstanding shares of Common Stock as of the expiration date of the Offer. However, Purchaser intends to accept for payment, and purchase, shares of Common Stock validly tendered and not withdrawn pursuant to the Offer in the event that a number of shares of Common Stock, together with any shares of Common Stock then owned by Purchaser, representing at least 66.7% of the outstanding shares of Common Stock as of the expiration date of the Offer have been validly tendered

CUSIP No. 36317Q104	Page 11 of 15 Pages

and not properly withdrawn. In the event Purchaser acquires less than 90% but more than 66.7% of the outstanding shares of Common Stock, Galaxy Partners and the Fund intend to cause the Issuer to become privately held by some means other than the Short-Form Merger, including a reverse stock split or, if there are fewer than 300 record holders of Common Stock, “going dark” by terminating registration of the Common Stock under the Securities Exchange Act of 1934, in which case the Common Stock will no longer be eligible for quotation on the OTC Bulletin Board.

Galaxy Partners and the Fund intend, upon taking the Issuer private, to appoint representatives of MW1 LLC’s then current equity holders to the board of directors of the Issuer, in place of the Issuer’s current directors. Galaxy Partners and the Fund also intend, upon taking the Issuer private, to identify and hire individuals to serve as officers of the Issuer, some of whom may be appointed to the board of directors of the Issuer. Galaxy Partners and the Fund expect that such individuals will replace at least a portion of the Issuer’s present management.

Galaxy Partners and the Fund also intend, upon taking the Issuer private, to cause the Issuer to enter into a working capital facility for the purpose of typical cash management and allowing the Issuer to operate its normal business with a minimal cash balance. Upon the successful implementation of this working capital facility, the Issuer will make a one-time distribution to MW1 LLC, which will further make a distribution in the same amount to Galaxy Partners and its affiliates. Such distribution to Galaxy Partners and its affiliates shall be calculated as the amount of cash at the Issuer when measured at the earlier of (i) the date the Issuer becomes privately held and (ii) March 31, 2009. Thereafter, provided that the Issuer has sufficient free cash flow, the Issuer will dividend out a minimum of $1 million on an annualized basis to MW1 LLC unless the representatives of the Fund and Galaxy Partners on the executive committee of MW1 LLC mutually agree to a different amount.

Except as set forth above, the Reporting Persons do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.”

CUSIP No. 36317Q104	Page 12 of 15 Pages

5.	Item 5(a) of the Schedule 13D shall hereby be amended by adding the following:

“The Reporting Persons, as a group within the meaning of Section 13(d)3 of the Securities Exchange Act of 1934, as amended, beneficially own a total of 14,370,728 shares of Common Stock, representing approximately 53.1% of the outstanding shares of Common Stock. Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, the GP and the Fund beneficially own a total of 559,608 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns 559,608 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock. These percentages of beneficial ownership are based on a total of 27,051,294 shares of Common Stock outstanding as of December 29, 2008.”

6.	Item 5(b) of the Schedule 13D shall hereby be amended by adding the following:

“By virtue of their positions as management committee directors of the GP, each of the Managers has the shared authority to vote and dispose of the 559,608 shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.”

7.	Item 5(c) of the Schedule 13D shall hereby be amended by adding the following:

None of Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, the GP nor the Fund effected any transaction in shares of Common Stock from the date that is 60 days prior to the event which requires the filing of this Amendment.

8.	Item 6 of the Schedule 13D shall hereby be amended by adding the following:

On February 6, 2009, Galaxy Partners and the Fund entered into a term sheet (the “Term Sheet”) and a Standstill Agreement (the “Standstill Agreement”). Copies of the Term Sheet and the Standstill Agreement are filed as Exhibits H and I hereto, respectively, and are incorporated herein by reference.

9.	Item 7 of the Schedule 13D shall hereby be amended by adding Exhibits G, H and I as follows:

“Exhibit G Joint Filing Agreement, dated as of February 9, 2009, by and among the Reporting Persons.

Exhibit H Term Sheet, dated as of February 6, 2009, by and between the Fund and Galaxy Partners.

Exhibit I Standstill Agreement, dated as of February 6, 2009, by and between the Fund and Galaxy Partners.”

10.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 36317Q104	Page 13 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 9, 2009

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Timothy Krieger
Manager

/s/ Timothy Krieger
Timothy Krieger

CUSIP No. 36317Q104	Page 14 of 15 Pages

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

CUSIP No. 36317Q104	Page 15 of 15 Pages

/s/ Thomas E. Lynch
Thomas E. Lynch

/s/ Charles M. B. Goldman
Charles M. B. Goldman

/s/ Scott P. Scharfman
Scott P. Scharfman